Corporation Bylaws of Needworking

Article I: Name and Purpose

1.1 Name: The name of the corporation shall be "Needworking."

1.2 Purpose: The purpose of the corporation is to engage in any lawful activity or business for which corporations may be organized under the applicable laws.

Article II: Office

2.1 Principal Office: The principal office of the corporation shall be located at 101 N Haven St, Baltimore, MD 21224. The corporation may establish other offices at such locations as deemed necessary or convenient by the Incorporator.

Article III: Incorporator

3.1 Incorporator: The Incorporator of the corporation is David Carberry.

Article IV: Officers

4.1 Officers: The corporation shall have a President, Vice President, Secretary, and Treasurer, and other officers as deemed necessary by the Incorporator.

4.2 Election and Term: Officers shall be appointed by the Incorporator and shall hold office until their successors are appointed.

4.3 Duties: The officers shall have the duties and powers specified in these bylaws and such additional duties and powers as may be assigned to them by the Incorporator.

Article V: Shareholders' Meetings

5.1 Annual Meetings: The annual meeting of the shareholders shall be held in May of each year, or at such other time as designated by the Incorporator.

5.2 Special Meetings: Special meetings of the shareholders may be called by the President, the Incorporator, or by shareholders holding at least 25% of the voting power.

5.3 Quorum: The presence, in person or by proxy, of shareholders representing a majority of the voting power shall constitute a quorum for the transaction of business at any meeting of shareholders.

Article VI: Amendments

6.1 Amendment Process: These bylaws may be amended or repealed by the Incorporator at any time deemed necessary.

Article VII: Indemnification

7.1 Indemnification: The corporation shall indemnify its directors, officers, employees, and agents to the fullest extent permitted by the laws of Maryland.

Article VIII: Dissolution

8.1 Dissolution: In the event of the dissolution of the corporation, its assets shall be distributed in accordance with the applicable laws.

Article IX: Fiscal Year

9.1 Fiscal Year: The fiscal year of the corporation shall end on December 31st.

Article X: Adoption

10.1 Adoption: These bylaws shall be effective upon adoption by the Incorporator.

IN WITNESS WHEREOF, the undersigned, being the incorporator of the corporation, has executed these bylaws as of January 2,2023.

David Carberry

Incorporator

